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September 14, 2016

Via EDGAR and Hand Delivery

Sonia Gupta Barros,
Assistant Director,
United States Securities and Exchange Commission,
Office of Real Estate and Commodities,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Colony NorthStar, Inc.
Registration Statement on Form S-4
Filed July 29, 2016
File No. 333-212739

Dear Ms. Barros:

On behalf of Colony NorthStar, Inc. (“Colony NorthStar”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated August 29, 2016, with respect to Colony NorthStar’s Registration Statement on Form S-4 filed with the Commission on July 29, 2016 (the “Registration Statement”).

Colony NorthStar is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects Colony NorthStar’s responses to the comments received by the Staff and certain updated information.

For convenience, the text of the Staff’s comments is set forth in italics below, followed by a response to each comment.  Page number references in the responses refer to page numbers in Amendment No. 1.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to those terms in the Registration Statement.  The responses and information described below are based upon information provided to us by Colony NorthStar, NorthStar Asset Management Group Inc. (“NSAM”), Colony Capital,

Inc. (“Colony”) and NorthStar Realty Finance Corp. (“NRF,” and together with NSAM and Colony, the “Companies”).

General

1.                                      We note that you are a newly formed entity but have checked the “Large Accelerated Filer” box on the cover page of the registration statement.  Please provide us your analysis as to how you meet the criteria of a “Large Accelerated Filer” under Rule 12b-2 of the Exchange Act.

Response to Comment No. 1:

Colony NorthStar intends to treat itself as a successor to NSAM.

A “succession” is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer.  The assets and liabilities of Colony NorthStar immediately after the Redomestication merger (the first-step merger) will be the same as those of NSAM immediately before the Redomestication merger.  Similarly, holders of Colony NorthStar class A common stock immediately after the Redomestication merger will be the same as those of NSAM immediately before the Redomestication merger.  Therefore, it is Colony NorthStar’s view that the Redomestication merger will result in a “succession”, as defined in Exchange Act Rule 12b-2, of Colony NorthStar to NSAM.  This view is supported by the analysis below in response to Comment 10 summarizing the reasons for the conclusion that NSAM should be treated as the accounting acquirer in connection with the Mergers.

Because NSAM is a “large accelerated filer” under Exchange Act Rule 12b-2, Colony NorthStar believes that Colony NorthStar, as NSAM’s successor, should be treated as a large accelerated filer upon completion of the Redomestication merger.  The Staff previously has concurred with the position that a successor issuer would be a successor to a company’s status as an accelerated filer under Exchange Act Rule 12b-2.  See, e.g., Media General, Inc. (available November 10, 2014), Eteris B.V, Applied Materials, Inc. and Tokyo Electron Limited (available September 29, 2014), Perrigo Company, Perrigo Company Limited and Elan Corporation plc. (available December 17, 2013), Actavis, Inc. (available September 30, 2013), GulfMark Offshore, Inc. (available January 11, 2010) and Aether Systems, Inc. (available April 26, 2005).

2.                                      Please note that you must resolve all outstanding comments issued in connection with our review of the Form 10-K for the fiscal year ended December 31, 2015 and the Form 10-Q for the fiscal quarter ended March 31, 2016 filed by

NorthStar Asset Management Group.  We will act upon any request for acceleration of the effective date of the Form S-4 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our outstanding comments.

Response to Comment No. 2:

Colony NorthStar notes the Staff’s comment and advises the Staff that NSAM filed a response to the Staff’s comments on the above-referenced filings on August 29, 2016.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 3:

None of Colony NorthStar and the Companies nor anyone authorized to act on their behalf have made any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

4.                                      In an appropriate section, please disclose how your intended combined business will comply, or be exempt from, the Investment Company Act of 1940.

Response to Comment No. 4:

Colony NorthStar notes the Staff’s comment and advises the Staff that disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please refer to pages 388-389 of Amendment No. 1.

5.                                      We note that NRF shareholders are expected to own the largest percentage of securities following consummation of the transactions.  Please tell us how you determined that the material differences between the NRF and Colony NorthStar organizational documents do not need to be presented as separate matters per 14a-4(a)(3) on all three proxy cards.  See our Compliance and Disclosure Interpretation 201.02 regarding unbundling under Rule 14a-4(a)(3).

Response to Comment No. 5:

First, we note that, after giving effect to the NSAM equity-based awards that will be issued to NSAM named executive officers in connection with the Mergers, former NSAM stockholders, former Colony stockholders and former NRF stockholders are expected to hold approximately 34%, 33% and 33%, respectively of the voting power of Colony NorthStar common stock upon the completion of the Mergers.  Please refer to the risk factor “The common stockholders of NSAM, Colony and NRF, each as a group, will hold a significantly smaller share of Colony NorthStar following the closing of the Mergers, than they do as stockholders of each of the Companies currently” on page 61 of Amendment No. 1.  Please also refer to Section (a) of the response to Comment No. 10 in this letter.

Moreover, Colony NorthStar notes the Staff’s comment and has reviewed Exchange Act Rule 14a-4(a)(3) and the Staff’s guidance relating thereto, including Compliance and Disclosure Interpretation 201.02 regarding unbundling under Exchange Act Rule 14a-4(a)(3) (“C&DI 201.02”).  Colony NorthStar and NRF do not believe that any differences between the NRF and Colony NorthStar organizational documents need to be presented as separate matters per Exchange Act Rule 14a-4(a)(3) on all three proxy cards because Colony NorthStar and NRF do not believe that there are any “material” differences between the NRF and Colony NorthStar organizational documents for purposes of Exchange Act Rule 14a-4(a)(3) and C&DI 201.02.  In C&DI 201.02, the Staff provides several examples of “governance- and control-related provisions” that should be presented as separate matters per Rule 14a-4(a)(3): (i) classified or staggered board; (ii) limitations on the removal of directors; (iii) supermajority voting provisions; (iv) delaying the annual meeting for more than a year; (v) eliminating the ability to act by written consent; and (vi) changes in minimum quorum requirements.

Colony NorthStar and NRF do not believe that any of the foregoing examples are applicable to the differences between the NRF and Colony NorthStar organizational documents because: (i) like NRF, Colony NorthStar will not have a classified board; (ii) like NRF’s charter, the charter of Colony NorthStar will provide that a director may be removed by the affirmative vote of holders of shares; (iii) the Colony NorthStar charter will have similar supermajority voting provisions to those included in the NRF charter (such as amendments to the charter) and the only differences are immaterial; (iv) like NRF’s organizational documents, the Colony NorthStar organizational documents do not provide for delaying the annual meeting for more than a year; (v) like the stockholders of NRF, the stockholders of Colony NorthStar will only be entitled to act by unanimous written consent; and (vi) the Colony NorthStar organizational documents will provide for the same quorum requirements that are provided for under the NRF organizational documents.  Further, as reflected in the section entitled Comparison of Rights of Stockholders of NSAM, Colony and NRF with the Rights of Stockholders of Colony NorthStar beginning on page 366 of Amendment No. 1, the differences between the Colony NorthStar and NRF charters are limited.

As a default provision of Maryland corporation law, Title 3, Subtitle 8 of the Maryland General Corporation Law (the “MGCL”) permits the board of directors of a Maryland corporation, such as Colony NorthStar, without stockholder approval, to implement certain takeover defenses, including a classified board, as further described on page 362 of Amendment No. 1.  The organizational documents of NRF currently opt out of this default provision.  While the charter of Colony NorthStar, like the charter of Colony, will not have a similar opt-out, Colony NorthStar and NRF do not believe this is a material difference for purposes of Rule 14-4(a)(3) and C&DI 201.02.  As described on page 362 of Amendment No. 1, Colony NorthStar has not elected to create a classified board at this time, and Colony NorthStar and NRF do not believe that the mere ability to classify its board of directors in the future is a material change in the organizational documents for purposes of Rule 14-4(a)(3) and C&DI 201.02 because the ability to so classify the board is a default feature of being a Maryland corporation and it is Colony NorthStar’s and NRF’s belief that default provisions under a state’s corporate law need not be subject to a shareholder advisory vote.

In addition, we understand that the foregoing examples from C&DI 201.02 are intended to prevent companies, in connection with a merger or acquisition transaction, from imposing restrictions on stockholders that are materially less favorable than those in place immediately prior to the transaction.  Colony NorthStar and NRF do not believe that Colony NorthStar’s organizational documents impose any restrictions on stockholders that are materially less favorable than those in NRF’s organizational documents.  As a result, Colony NorthStar and NRF do not believe that the differences between the NRF and Colony NorthStar organizational documents, which Colony NorthStar and NRF believe are immaterial for purposes of Exchange Act Rule 14-4(a)(3) and C&DI 201.02, need to be presented as separate matters per Rule 14a-4(a)(3).

The Mergers, page 103

Background of the Mergers, page 103

6.                                      Please provide disclosure with respect to the background of the merger from Colony’s perspective.  For example, you disclose that on January 14, 2016, Mr. Hamamoto met with Thomas J. Barrack, Jr. for a general discussion on the NSAM process.  Please revise to explain the reasons for this meeting from Colony’s perspective and what, if any, other alternatives Colony considered.

Response to Comment No. 6:

Colony NorthStar notes the Staff’s comment and advises the Staff that disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please refer to pages 103-129 of Amendment No. 1.

Certain Unaudited Prospective Financial Information of NSAM, page 169

7.                                      We note your disclosure that you do not intend to update the Standalone Projections.  Please revise your disclosure to clarify that you will update the projections to the extent required by law.  Please make similar revisions to your disclosure relating to Colony Capital, Inc. (“CC”) and NorthStar Realty Finance (“NRF”).

Response to Comment No. 7:

Colony NorthStar notes the Staff’s comment and advises the Staff that it enhanced the disclosures in the Registration Statement in response to the Staff’s comment.  Please refer to pages 170, 186 and 200 of Amendment No. 1.

8.                                      In addition, we note that the projections include non-GAAP financial measures.  Please provide reconciliations to the most directly comparable GAAP measures or tell us why you believe reconciliations are not required.

Response to Comment No. 8:

Colony NorthStar notes the Staff’s comment and advises the Staff that it believes that GAAP reconciliations of the management projections included in the Registration Statement (the “Projections”) are not required under Rule 100(d) of Regulation G or Item 10(e)(6) of Regulation S-K.

Colony NorthStar notes the Projections are included in the Registration Statement in connection with the opinions of the Companies’ respective financial advisors disclosed pursuant to Item 1015 of Regulation M-A through Item 4(b) of the Form S-4.  Rule 100(d) of Regulation G and Item 10(e)(6) contain an exemption for the use of non-

GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A.  Colony NorthStar refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”).  In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A.  The Staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements.  Accordingly, Colony NorthStar believes GAAP reconciliations are not required with respect to the Projections.

U.S. Federal Income Tax Consequences, page 223

Tax Consequences of the Mergers Generally, page 224

9.                                      Please clarify that you will file the tax opinion(s) of counsel(s) prior to effectiveness and that the opinion(s) will address both the tax consequences of the merger and your REIT qualification.  Additionally, please clearly indicate who will provide the opinion(s).

Response to Comment No. 9:

Colony NorthStar notes the Staff’s comment and advises the Staff that disclosure in the Registration Statement has been revised in response to the Staff’s comment to clearly indicate which counsel will provide the relevant opinions to which of the Companies.  Please refer to pages 226-227 of Amendment No. 1.

Colony NorthStar further advises the Staff that customary short form opinions of counsel regarding the qualification of the Mergers as reorganizations for tax purposes and the current qualification of Colony and NRF as REITs will be filed prior to effectiveness in a subsequent amendment to the Registration Statement.

The Companies and Colony NorthStar intend to file a REIT qualification opinion of counsel relating to Colony NorthStar, the delivery of which is a condition to the closing of the Mergers, by a post-effective amendment to the Registration Statement at the closing of the Mergers.  As outlined in the Registration Statement, for tax purposes NSAM will be considered to become Colony NorthStar as a result of the Mergers.  NSAM/Colony NorthStar is currently a C corporation for tax purposes, will not be a REIT for 2016, and will become a REIT for 2017 only as a result of the Mergers.  In the intervening period, there will be a substantial restructuring of the assets and operations of NSAM, NRF and Colony in connection therewith.  For this reason, and as outlined below, the Companies believe it would be inappropriate and potentially misleading to file a REIT qualification opinion for

Colony NorthStar prior to the Companies’ intended date of effectiveness of the Registration Statement and subsequent completion of definitive restructuring plans.

Colony NorthStar as a legal entity was formed solely to facilitate the Mergers and has conducted no operations or activities, other than those incidental to its formation (although as noted, for tax purposes it is considered to be a continuation of NSAM).  The consummation of the Mergers, at which time Colony NorthStar will elect to be treated as a REIT, will not occur until January 2017 at the earliest. As a result, the definitive financial, operational and structural information that will be used to support the REIT qualification opinion for Colony NorthStar that is to be delivered in 2017 at closing is not expected to be available until well after the Companies’ intended date of effectiveness of the Registration Statement (although certainly before the planned date for the closing of the Mergers).

The Companies believe that delivery of a REIT qualification opinion of Colony NorthStar for 2017 and forward, without this information, would effectively be speculative and would require such broad assumptions that the opinion would be of limited reliability for investors and could, in fact, mislead investors to assume that Colony NorthStar would qualify as a REIT on the basis of those assumptions when the final opinion delivered is likely to rely on different, much more definitive financial, operational and structural information and be subject to more limited assumptions.  We further note in view of the particular issues regarding delivery of REIT opinions in this context that there are numerous examples, including those reviewed by the Staff, in which REIT qualification opinions were not filed with an S-4 prior to effectiveness and, in some cases, in lieu thereof, a customary disclosure opinion was provided.  See, e.g., Zais Financial Corp. (most recent S-4/A filed August 26, 2016 (only reorganization opinions filed)); Apollo Commercial Real Estate Finance, Inc. (most recent S-4/A filed July 25, 2016); Cousins Properties Inc. (most recent S-4/A filed July 22, 2016); Apple Hospitality REIT (most recent S-4/A filed July 13, 2016 (REIT qualification opinion filed by post-effective amendment)); Gaming and Leisure Properties, Inc. (most recent S-4/A filed February 16, 2016); and American Homes 4 Rent (most recent S-4/A filed January 15, 2016).

In view of the fact that the delivery of a REIT qualification opinion for Colony NorthStar is a condition to closing and one which the Companies would be willing to commit not to waive (given its importance both to Colony NorthStar going forward and to investors), the Companies believe that the purposes of the rules governing delivery of tax opinions are fully served by delivery of an opinion covering the disclosure regarding the rules applicable to REITs (including specifically regarding REITs with income and assets like those that Colony and NRF have currently and that Colony NorthStar is expected to have following the Mergers) and their shareholders in the Registration Statement, followed by the subsequent filing by post-effective amendment of the REIT qualification opinion relating to Colony NorthStar to be rendered as a condition to closing.  Colony NorthStar and the Companies would also expect to update the Registration Statement to make clear the risks relating to REIT qualification, that an opinion regarding REIT qualification of Colony NorthStar will not be delivered until the closing of the Mergers and that the Mergers would not be consummated without such an opinion.

Accounting Treatment of the Mergers, page 220

10.                               We note that the Mergers will be accounted for as an integrated business combination transaction by NSAM in accordance with ASC 805.  Please explain to us in greater detail how you identified NSAM as the accounting acquirer, specifically addressing how you considered each of the criteria outlined within ASC 805-10-55-10 to 15.

Response to Comment No. 10:

Colony NorthStar notes the Staff’s comment and advises the Staff that NSAM was determined to be the accounting acquirer as: (i) it initiated the transaction; (ii) it will substantively issue its shares as consideration (refer to Colony NorthStar’s response to Comment 13); (iii) it is expected to be the largest of the combining companies; and (iv) its stockholders will, subsequent to the Mergers (including the effects of the Colony NorthStar class B common stock and equity-based awards to be issued in connection with the Mergers), hold the largest voting interest of the respective Companies’ stockholders.  This conclusion was reached after considering the guidance included in ASC Topic 805 (in particular all of the factors included in ASC 805-10-55-10 to 15), the analysis of which is summarized in the following table and discussed in further detail below.

#	Consideration	NSAM	Colony	NRF
1	Entity issuing shares	✓	—	—
2	Relative voting rights	✓	—	—
3	Large minority interest	—	—	—
4	Board composition	—	—	—
5	Senior management	—	✓	—
6	Equity interest terms	—	—	—
7	Size of combining entity	✓	—	—

For each business combination, one of the combining entities is required to be identified as the acquirer (paragraph 805-10-25-4).  The process of identifying the acquirer begins with the determination of the party that obtains control.  This generally is the party that directly or indirectly holds greater than 50% of the voting shares; however, if after doing so, it is not apparent which entity is the acquirer, ASC Topic 805 provides additional guidance (paragraph 805-10-55-12).  Such additional guidance provides, among other matters, that the entity that issues its equity interests is usually the acquirer in a business combination that primarily involves the exchange of equity interests.  However, it is sometimes not clear in such cases which party is the acquirer if a business combination is effected through the exchange of equity interests.  In these situations, the acquirer for accounting purposes may not be the legal acquirer.  ASC Topic 805 requires that all pertinent facts and circumstances be considered, including the factors discussed more fully below.

Based on the discussion in the preceding paragraphs, Colony NorthStar believes that NSAM is the acquirer as: (i) it is the entity that initiated the transaction in connection with its evaluation of various strategic alternatives which included discussions with various parties, including Colony who initially declined to participate in NSAM’s process and ultimately resulted in the identification of the Mergers; and (ii) it will substantively issue its equity interests in the transaction with Colony and NRF.  However, because the transaction solely involves an exchange of equity interests, Colony NorthStar also gave consideration to other factors, as included below.

(a)                                 The relative voting rights in the combined entity after the business combination — The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.

Result: The relative voting rights in the combined NSAM, Colony and NRF would favor NSAM as, after giving effect to the class B common stock (which is associated with voting rights equal to 36.5 votes per share of class B common stock) and equity-based awards that will be issued in connection with the Mergers, NSAM’s stockholders’ voting rights in Colony NorthStar will be equivalent to 34.0%, Colony’s stockholders’ voting rights in Colony NorthStar will be equivalent to 33.0% and NRF’s stockholders’ voting rights in Colony NorthStar will be equivalent to 33.0%.

The trading environment of the Companies’ common stock from the announcement of the potential transaction on May 6, 2016 has exhibited volatility.  As a result, for purposes of assessing the relevant voting rights in the combined entity, Colony NorthStar analyzed the market capitalization of each business based on the stock price for ten days prior to the potential transaction announcement and including outstanding shares that take into consideration the effect of the class B common stock and equity-based awards that will be issued in connection with the Mergers.

Colony NorthStar considered the pre-determined exchange ratio percentages of 32.85% for NSAM’s stockholders, 33.25% for Colony’s stockholders and 33.9% for NRF’s stockholders that reflect the economics of the transaction for investors but concluded they were not appropriate because they do not reflect the voting rights associated with the class B common stock and the equity-based awards that will be issued to NSAM named executive officers in connection with the Mergers, as described above.

(b)                                 The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest — The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Result: The existence of a party with a large minority voting interest may be a factor in determining the acquirer.  With respect to the combination transaction between NSAM, Colony and NRF, there is not an investor or a group, or groups, of investors under common control with a large minority voting interest as the shares of each Company are widely held.

(c)                                  The composition of the governing body of the combined entity — The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Result: The Colony NorthStar charter and bylaws provide that, subject to the rights of holders of one or more classes or series of preferred stock, the number of directors of Colony NorthStar may be established by the board of directors of Colony NorthStar but may not be fewer than one nor more than 15.  Any vacancy is to be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.  There will be no cumulative voting in the election of directors and directors will be elected by a plurality of the votes cast in the election of directors.

After the Mergers, as currently contemplated there will be an odd number of board seats with an even and equal number of directors appointed to Colony NorthStar by the NorthStar entities, on the one hand, and by Colony, on the other hand, so no one shareholder group will hold a majority of the board.  In addition, the additional director will be mutually agreed upon by the current NSAM, Colony and NRF boards of directors.  Accordingly, neither NSAM, Colony nor NRF have the ability to elect or appoint or remove a majority of the directors of the Colony NorthStar board of directors.

In addition, the board of directors will have customary terms that are not staggered and Colony NorthStar believes that the NSAM and NRF directors should not be viewed separately, but rather together, given the substantive agency relationship arising from the following: the management contract between the parties that has an initial term of 20 years; the overlap of certain directors on both the NRF and NSAM boards of directors; and the fact that NSAM was spun-off from NRF two years ago.  Therefore, Colony NorthStar believes this factor is neutral to the overall analysis.

Further, the provisions in the Colony NorthStar charter and bylaws authorizing the Colony NorthStar board to fill vacant directorships (as described above), together with the provisions related to the removal of directors, precludes stockholders from any one stockholder group from removing incumbent directors and filling the vacancies created by the removal with their own nominees.

Finally, although former stockholders of Colony and former stockholders of each of NRF and NSAM are not expected to vote as one group following the completion of the Mergers, it was considered whether it is likely that either Colony or NRF stockholders voting in concert may gain control of the board of directors in the period following the transaction in light of directors being elected through a plurality of votes.  Given the fact that former NSAM stockholders are expected to have greater voting rights than either former NRF stockholders or former Colony stockholders (after taking into consideration the effect of class B common stock and equity-based awards issued in connection with the Mergers), former NSAM stockholders would have a plurality of votes following the Mergers, making the possibility of either former NRF stockholders or Colony stockholders gaining control of the board of directors of Colony NorthStar through the normal director election process remote.  As a result, Colony NorthStar believes the composition of the governing body of the combined entity remains neutral to the overall analysis.

(d)                                 The composition of the senior management of the combined entity — The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Result: The senior management of the combined entity is expected to be predominantly comprised of the Colony management team, as Thomas J. Barrack, Jr will be Executive Chairman, Richard B. Saltzman will be Chief Executive Officer, Darren J. Tangen will be Chief Financial Officer and Mark M. Hedstrom will be Chief Operating Officer.  However, the existing senior management team of NSAM will have substantive involvement in operating the business for one year subsequent to the merger and two key executives of NSAM will continue to participate in the business on an ongoing basis, as David T. Hamamoto will be Executive Vice Chairman and Daniel R. Gilbert will be head of the combined company’s retail platform.  As a result of this active participation by NSAM executives, Colony NorthStar believes that while the senior management favors Colony, this factor is not determinative in the context of the overall analysis given the active involvement of certain key NSAM executives.

(e)                                  The terms of the exchange of equity interests — The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Result: The exchange of the equity interests is an at-the-market transaction based on a pre-determined exchange ratio with no premium.

(f)                                    The combining entity whose relative size is significantly larger than the other combining entity or entities usually is the acquirer. Assessing relative size may include an understanding of the combining entities’ assets, revenues or earnings.

Result: The market capitalization and assets under management of NSAM are larger than similar measures for Colony and NRF (as applicable based on the similarity of the business models) as summarized in the table below.  While other measures may sometimes be considered (e.g., net income), given the difference in business models, structure and asset bases between the entities, such measures were determined to not be as meaningful for purposes of assessing this criterion as those discussed above.  Accordingly, Colony NorthStar believes that this factor favors NSAM as the accounting acquirer.

#	Metric	NSAM	Colony	NRF
1	Share price (a)	$12.42	$17.55	$12.89
2	Shares outstanding (unadjusted)	196,876	135,898	184,762
3	Shares outstanding (adjusted) (b)	203,095	196,025	199,028
4	Market capitalization (c)	$2.5B	$2.4B	$2.4B
5	Assets under management (d)	$27.0B	$18.0B	$13.0B
6	CAD/Core FFO (e)	$226M	$218M	$420M

(a)         Share price represents the average share price over the trailing ten days prior to the announcement on May 6, 2016 as discussed above.

(b)         Adjusted shares outstanding represents pro forma shares outstanding at potential time of Mergers including the effect of the class B common stock and certain equity-based awards issued in connection with the Merger.

(c)          Market capitalization calculated based on the average share price above and unadjusted shares outstanding.  As of September 9, 2016, the market capitalization of NSAM, Colony and NRF was $2.3 billion, $2.0 billion and $2.4 billion, respectively.

(d)         For NSAM, excludes NRF’s direct balance sheet assets under management (“AUM”) and Townsend’s advisory AUM of $162.0 billion and includes NRF’s and NSAM’s indirect AUM through strategic partnerships and joint ventures.  For NRF, represents consolidated NRF AUM pro forma for asset monetizations or sale commitments subsequent to the first quarter of 2016 through May 5, 2016.

(e)          Cash available for distribution (“CAD”) for NSAM and NRF and Core Funds From Operations (“Core FFO”) for Colony represents annualized six months ended June 30, 2016, adjusted for realized gains of $46 million for Colony during such period.

Based on all of the above factors, Colony NorthStar believes NSAM should be considered the accounting acquirer in the combination transaction with Colony and NRF.  In reaching this conclusion significant weight was placed on the following factors: (i) which of the combining entities initiated the transaction; (ii) which of the combining entities will issue its equity interests and hold the largest share of the aggregate voting rights; (iii) which of the combining entities is larger in terms of relative size; and (iv) the pre-existing relationship between NSAM and NRF.

Other Considerations:

While not specifically addressed, or required by ASC Topic 805, other factors were considered in the context of the analysis included herein with respect to the combination transaction between NSAM, Colony and NRF.  A summary of these additional considerations is as follows:

(a)           Change of control in equity-based compensation arrangements

Each of NSAM, Colony and NRF have equity-based compensation arrangements that include certain conditions surrounding change of control, a phrase defined specifically within the respective governing documents.  With respect to the NSAM and NRF arrangements, the definition of a change in control set forth in the governing documents would be met upon the occurrence of NSAM merging with NRF (other than for certain awards to non-executives that are viewed to not be significant).  With respect to the Colony arrangements, the definition of a change in control set forth in the governing documents would also be met upon the occurrence of the merger of the combined NSAM/NRF entity with Colony.  These provisions were evaluated in the context of the accounting acquirer analysis and concluded that their effect was neutral as all parties change in control definition will be triggered by the Mergers.

(b)           Company name

Subsequent to the combination transaction between NSAM, Colony and NRF, the parties intend for the name of the company to be Colony NorthStar, Inc.  This fact was evaluated in the context of the accounting acquirer analysis and concluded that its effect was neutral as each entity’s existing name would continue to be a part of the name of the combined Companies.

(c)           Company location

Currently, NSAM and NRF maintain a significant office presence in New York, New York while Colony maintains an office presence in both New York, New York and Los Angeles, California.  Subsequent to the Mergers, it is anticipated that a significant office presence would continue to be maintained in both New York, New York and Los Angeles, California.  This fact was evaluated in the context of the accounting acquirer analysis and concluded that its effect was neutral as there would continue to be a substantive presence in the locations where a presence is maintained today by the parties.

Based on consideration of the above factors, it was concluded that the change of control in equity-based compensation arrangements, company name and company location do not impact the analysis of the accounting acquirer in the combination transaction between NSAM, Colony and NRF.

Post-Closing Share Repurchase Program and Planned Deleverage Transactions, page 301

11.                               We note that subject to board approval you intend to initiate a share repurchase program following the closing of the Mergers.  Please revise your filing to disclose the anticipated amount of shares you will be authorized to repurchase and the duration of the program.

Response to Comment No. 11:

Colony NorthStar notes the Staff’s comment and advises the Staff that the Registration Statement has been revised in response to the Staff’s comment.  Please refer to page 301 of Amendment No. 1.

Unaudited Pro Forma condensed Consolidated Financial Statements, page 305

12.                               It appears on the face of your pro forma financial statements, and throughout the footnote disclosures, you describe several adjustments on a net basis.  Please revise your disclosure, either on the face of the financial statements, or in the notes thereto, to present the gross amount of each material adjustment.

Response to Comment No. 12:

Colony NorthStar notes the Staff’s comment and advises the Staff that it updated its footnote disclosures within Note 4B.(3), (7) and (9)(ii) and Note 5G.(1)(i) and (2)(i) that were previously disclosed on a net basis.  Please refer to pages 316-318 and 330-332 of Amendment No. 1.

Notes to the Colony NorthStar Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 3. Pro Forma Merger Consideration, page 311

13.                               Please clarify for us how you determined the merger consideration should be valued based on the price per share of NSAM common stock.  Please cite any relevant accounting literature in your response.

Response to Comment No. 13:

Colony NorthStar notes the Staff’s comment and advises the Staff that it determined the merger consideration in accordance with ASC 805-30-30-7.  In the

Mergers, NSAM common stock will first be converted into Colony NorthStar class A common stock through the Redomestication merger.  It is not uncommon for a newly formed entity (“NewCo”) to be used in a business combination for legal, tax or other business reasons.  A NewCo may be determined to be substantive and, therefore, not disregarded for accounting purposes in certain instances.  A NewCo that is established solely to issue equity interests to effect a business combination generally will not be substantive and should normally be “looked through” (paragraph 805-10-55-15).  With respect to Colony NorthStar, the Redomestication merger with NSAM is viewed as a procedural step that does not result in it becoming a substantive entity for accounting purposes as the sole purpose of the step is to change the state of incorporation given its election to be a real estate investment trust.  Accordingly, for this reason and Colony NorthStar’s determination that NSAM is the accounting acquirer (refer to Colony NorthStar’s response to Comment 10), the Companies used the price of NSAM common stock as a proxy to determine the fair value of Colony NorthStar common stock to be issued.  Colony NorthStar enhanced the disclosures within Note 3 to clarify this point.  Please refer to page 311 of Amendment No. 1.

14.                               Based on your disclosure on page 30 it appears that a portion of the outstanding NRF equity awards may be converted to Colony NorthStar equity awards upon closing of the merger.  Please explain to us how you considered whether any of these awards should be included in the amount of consideration transferred to effect the transaction.

Response to Comment No. 14:

Colony NorthStar notes the Staff’s comment and advises the Staff that it determined substantially all NRF and certain Colony equity awards that would be converted to Colony NorthStar class A common stock relate to pre-combination services and are not conditioned on the performance of any post-combination services to be rendered.  Because NRF and Colony are obligated to issue these equity awards, Colony NorthStar included these equity awards as part of consideration transferred as set forth in ASC 805-30-30-11 and ASC 805-30-30-12.

Colony NorthStar further advises the Staff that any NRF or Colony equity awards that do not vest by their terms upon consummation of the Mergers will be assumed by Colony NorthStar through conversion into comparable Colony NorthStar equity awards with substantially the same terms.  These equity awards do not result in additional merger consideration and will be recognized as compensation expense in the post-combination period.

Colony NorthStar enhanced the disclosures within Note 3 to clarify these points.  Please refer to page 311 of Amendment No. 1.

Note 4. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

A. NRF Sales Initiatives, page 313

15.                               We note your disclosure in note 1 that “NRF is required to use reasonable best efforts to continue certain agreed sales initiatives.” We further note your disclosure in note 4B that should the NRF Sales Initiatives not be completed by the closing of the Mergers, Colony will draw on bridge financing or its line of credit to fund the paydown of certain NorthStar corporate borrowings.  Given the apparent uncertainty surrounding the NRF Sales Initiatives, please explain to us how you determined the transactions were probable.

Response to Comment No. 15:

Colony NorthStar notes the Staff’s comment and advises the Staff that the transactions reflected in the NRF Sales Initiatives were determined to be probable as they represent transactions that have closed or are subject to a signed purchase and sale agreement.  With respect to the bridge financing, Colony NorthStar advises the Staff that this disclosure was included to provide investors and other interested parties with information associated with how the NSAM and NRF corporate borrowings would be settled to the extent that any of the transactions that comprise the NRF Sales Initiatives are not completed prior to the closing of the Mergers.  Colony NorthStar enhanced the disclosures within Note 4B.(7) to clarify that it does not expect to draw on the bridge financing as proceeds from NRF Sales Initiatives are expected to be sufficient to pay down the NSAM and NRF corporate borrowings.  Please refer to page 317 of Amendment No. 1.

16.                               Please revise your disclosure to include tabular presentation of the major classes of long-lived assets classified as held for sale related to your total NRF Sales Initiatives or explain to us why such disclosure is not necessary.

Response to Comment No. 16:

Colony NorthStar notes the Staff’s comment and advises the Staff that a table has been added within Note 4A.(5) to present the major classes of asset and liabilities held-for-sale related to the NRF Sales Initiatives as of June 30, 2016.  Such disclosure notes that long-lived assets are primarily comprised of operating real estate and the components are also presented within a table added in Note 4A.(5).  Please refer to page 315 of Amendment No. 1.

C. Fair Value Adjustments

Note (1)(v) Intangible assets of Colony, page 321

17.                               Please revise your footnote disclosure to include tabular disclosure of the major classes of intangible assets and liabilities subsequent to the merger.  In addition, please clarify for us why this footnote does not include intangible assets NRF.  Finally, please tell us whether you have considered the need to record any above or below market lease intangibles as a result of the merger transactions and the basis for your conclusions.

Response to Comment No. 17:

Colony NorthStar notes the Staff’s comment and advises the Staff that the disclosure is clarified to identify intangibles related to real estate investments and other intangibles.  Colony NorthStar also advises the Staff that a table has been added within Note 4C.(4) to present the major classes of intangible assets and liabilities, such as above- and below-market lease values and in-place lease values for Colony and NRF and investment management related intangible assets for Colony as of June 30, 2016.  Colony NorthStar further notes the March 31, 2016 initial allocation amounts were preliminary and have been updated in Amendment No. 1.  Please refer to pages 320-322 of Amendment No. 1.  These amounts continue to be subject to refinement upon receipt of all information until one year after the Mergers.

Colony NorthStar further advises the Staff that Note 1(v) specifically relates to investment management contracts, customer relationships and trade name only held by Colony.  NRF does not have similar intangibles.

Note 5. Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

E. Merger Adjustments

Note (1)(v), page 327

18.                               Please provide us with a more detailed explanation of the nature of this adjustment.  In your response please tell us how you determined the adjustment was probable, factually supportable and had a continuing impact on the entity.

Response to Comment No. 18:

Colony NorthStar notes the Staff’s comment and advises the Staff that it concluded the adjustments to cash and equity-based compensation for the year ended December 31, 2015 and three months ended March 31, 2016 for Messrs. Hamamoto, Tylis, Gilbert and Lieberman and Ms. Hess are directly related to letter agreements entered into by such NSAM named executive officers in connection with the Mergers.  Such agreements provide for the NSAM named executive officers to provide transition services to Colony NorthStar for the one-year following the Mergers for an annual base salary equal to $1.00.  The letter agreements provide that Mr. Hamamoto will serve as the Executive Vice Chairman and Mr. Gilbert will oversee the retail platform of Colony NorthStar, while Messrs. Tylis and Lieberman and Ms. Hess will not retain their current positions at Colony NorthStar subsequent to the Mergers.

Based on the above, cash compensation for the year ended December 31, 2015 has been adjusted to $1.00 to reflect the contractual letter agreements signed with the NSAM named executive officers for the calendar year subsequent to the Mergers.  Additionally, the year ended December 31, 2015 has been adjusted to exclude equity-based compensation for the NSAM named executive officers.

For the three months ended March 31, 2016, cash and equity-based compensation for Messrs. Tylis and Lieberman and Ms. Hess has been adjusted to remove compensation expense for such executives as the letter agreements provide that these executives will not provide services to Colony NorthStar subsequent to the one-year transition period following the Mergers.  Messrs. Hamamoto and Gilbert will remain at Colony NorthStar and will enter into new employment arrangements prior to the Mergers.  Because of their continuing role with Colony NorthStar, historical cash and equity-based compensation for Messrs. Hamamoto and Gilbert subsequent to the one-year term set forth in the letter agreements have not been eliminated since such executives will have a continuing impact on Colony NorthStar.

Colony NorthStar enhanced the disclosures within Note 5E.(1)(v) to clarify this point.  Please refer to page 327 of Amendment No. 1.

F. Fair Value Adjustment, page 329

19.                               We note your disclosure in note 7 that the fair value of Colony’s above and below-market leases approximates carrying value.  Please explain to us in greater detail how you arrived at that conclusion.

Response to Comment No. 19:

Colony NorthStar notes the Staff’s comment and advises the Staff that the initial March 31, 2016 Colony fair value amounts were preliminary and have been updated in Amendment No. 1.  Please refer to pages 320-323 of Amendment No. 1.  These amounts continue to be subject to refinement upon receipt of all information until one year after the Mergers.

Exhibits

20.                               Please ensure that you file all material agreements in accordance with Item 601(b)(10) of Regulation S-K, including, but not limited to, the commitment letters from your intended executive officers forfeiting their rights to shares.  If a required exhibit is located in another location in the document, please include it in the exhibit list and clarify where it is located.

Response to Comment No. 20:

In response to the Staff’s comment, the exhibit list to the Registration Statement has been revised to include the executive letter agreements, which are incorporated by reference to NSAM’s Current Report on Form 8-K filed with the Commission on June 8, 2016, the NSAM/NRF Side Agreement, which is attached as Annex K to the joint proxy statement/prospectus contained in Amendment No. 1, the NorthStar Voting Agreement, which is attached as Annex I to the joint proxy statement/prospectus contained in Amendment No. 1 and the Colony Voting Agreement, which is attached as Annex J to the joint proxy statement/prospectus contained in Amendment No. 1.

We trust that the foregoing, and the revisions set forth in Amendment No. 1, are responsive to the Staff’s comments.  In addition, Colony NorthStar acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Colony NorthStar from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Colony NorthStar may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212)-558-4312 or by email at downesr@sullcrom.com.

Very truly yours,

/s/ Robert W. Downes
Robert W. Downes

cc:                                Stacie Gorman

(Securities and Exchange Commission)

Ronald J. Lieberman

(Colony NorthStar, Inc.)

Mitchell S. Eitel

Stephen M. Salley

(Sullivan & Cromwell LLP)